September 5, 2006

<u>Mail Stop 4561</u>

Lu Pingji
Chairman of the Board and Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **RE: China Housing & Land Development, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 23, 2006**
> **File No. 333-136847**

Dear Lu Pingji:

This is to advise you that we have limited our review of the above registration statement to the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Undertakings, Page II-4</u>

1. Please revise to include the undertaking required by Item 512(g)(2) of Regulation S-B.

2.   Please tell us why you have included the Item 512(a)(4) of Regulation S-B undertaking. The undertaking does not appear to apply since you are registering for resale shares to be offered by selling shareholders rather than conducting a primary offering. Please advise.

*   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please direct any questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3694.

                                                Sincerely,

                                                Karen Garnett
                                                Assistant Director

cc: Thomas A. Rose, Esq. *(via facsimile)*